Exhibit 17.1

From: Richard Juang
Sent: Friday, November 16, 2007 11:24 AM
To: 'Antonio Turgeon'
Cc: 'tony turgeon'
Subject: RE: Notice of Special Board Meeting 11-16-2007 3:30pm PST

Hi Tony,

Thank you for doing so many things for the company!

I think over what I can help for the company. I realize that I am lack of the regulation knowledge to make a right judgment for our company at current situation. I decide to resign myself from the board. Your acceptance will be much appreciated.

With best regards,
Richard